UNITED STATES
                                        Securities and Exchange Commission
                                              Washington, D. C. 20549

                                                   Schedule 13G
                                     Under the Securities Exchange Act of 1934
                                                 (Amendment No. _)

                                                 LEITCH TECHNOLOGY CORP
                                                    Units
                                              CUSIP Number 525 43H 107

Date of Event Which Requires Filing of this Statement:     February 28, 2005

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

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         1)     Name of reporting person:
                 Assante Asset Management Ltd.


		 CI Place, 151 Yonge Street, Eleventh Floor
		 Toronto, Ontario, M5C 2W7

         2)     Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Winnipeg, Manitoba, Canada

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:        2,226,970
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:   2,226,970
         8)     Shared dispositive power:   - 0 -

         9)    Aggregate amount beneficially owned by each reporting person:
                 2,226,970

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                  5.70%

         12)  Type of reporting person:
                  IA, CO

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         Item 1a)     Name of issuer:
                           Leitch Technology Corp

         Item 1b)     Address of issuer's principal executive offices:
                      150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5



         Item 2a)    Name of person filing:
                 Assante Asset Management Ltd.
		 (the "Investment Manager")


         Item 2b)    Address of  principal business office:
                           CI Place
			   Eleventh Floor
			   151 Yonge Street
			   Toronto, On
			   M5C 2W7
                           Canada

         Item 2c)    Citizenship:
                      Manitoba, Manitoba Corporation


         Item 2d)    Title of class of securities:
                        Units

         Item 2e)    CUSIP No. 525 43H 107

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :
         (a)[   ] Broker or dealer under Section 15 of the Act.
         (b)[   ] Bank as defined in Section 3(a)(6) of the Act.
         (c)[   ] Insurance Company as defined in Section 3(a)(6) of the Act.
         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[   ] Employee Benefit Plan, Pension Fund which is subject to
         ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g)[   ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G)
         (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:            2,226,970

         (b)     Percent of Class:  5.70%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                   2,226,970
                  (ii)  shared power to vote or to direct the vote:
                                    -  0 -
                  (iii) sole power to dispose or to direct the disposition of:
                                   2,226,970
                  (iv)  shared power to dispose or to direct the disposition of:
                                    -  0 -

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

	                  n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
	                 Assante Asset Management Ltd.



         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                     Signature
                                                    -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date  March 9, 2005

         Assante Asset Management Ltd.



         By___________________________________________
       		KEITH M. SUMMERS
                Chief Compliance Officer